EXHIBIT 99.2

AGREEMENT

THIS AGREEMENT (the “Agreement”) is made and effective as of the 1st day of December, 2013 (the “Effective Date”), by and between ORSON OLIVER (“Oliver”) and SEAN GARBER (“Garber”).

RECITALS:

A.	Oliver is the Interim Chief Executive Officer and Interim President of Industrial Services of America, Inc. (“ISA”).

B.	Garber is the Chairman and Chief Executive Officer of Algar, Inc. (“Algar”).

C.
Harry Kletter, The Harry Kletter Family Limited Partnership and K & R, LLC are collectively the registered owners of a significant amount of the outstanding and issued voting shares of capital stock of ISA.

D.
On November 19, 2013, each of Harry Kletter, The Harry Kletter Family Limited Partnership and K & R, LLC gave an Irrevocable Proxy to Oliver and Garber, jointly, for the exercise of their respective shares of ISA stock (individually and collectively, the “Proxies”).

E.
The Proxies were issued as a condition of that certain Management Services Agreement dated December 1, 2013, by and between ISA and Algar (the “Management Agreement”) wherein Algar will assume the duties and the responsibilities for the day to day operations of ISA.

F.	Oliver believes that it is in ISA’s best interests to enter into the Management Agreement.

G.	Garber believes that the Management Agreement is of significant benefit to Algar.

H.
Oliver and Garber have agreed that certain changes to the structure of ISA, as more fully set forth in this Agreement, are required in order to improve the financial condition of ISA and to allow Algar to best accomplish its duties under the Management Agreement.

I.	Oliver and Garber believe that the proposed changes set forth herein are in the best interests of their respective companies.

J.
As an inducement, without which Garber would not consent to Algar entering in to the Management Agreement, Oliver has agreed to work with and cooperate with Garber in exercising or voting the Proxies in furtherance of effectuating the changes in the structure of the ISA Board of Directors described in this Agreement.

The parties, intending to be legally bound, agree as follows:

1.
ISA Shareholder Meetings. During the Term of this Agreement, the parties will cause the shares of ISA common stock represented by the Proxies to be “present” and voted at any meeting of the stockholders of ISA.

2.
ISA Board of Directors. The parties agree that it is in ISA’s best interest to increase the number of directors on ISA’s Board to a total of seven (7) directors. As such, Oliver and Garber agree to cooperate with one another in exercising or voting the Proxies in furtherance of this change.

3.
Directors. Oliver and Garber agree that it is in the respective best interests of ISA and Algar for Algar to have representation on the ISA Board of Directors. As such, Oliver and Garber agree to cooperate with one another in exercising or voting the Proxies in favor of up to three (3) individuals to the ISA Board of Directors who are nominated by Garber, up to three (3) individuals who are nominated by and from the Board of Directors as comprised immediately before the date of this Agreement, and one director selected by mutual agreement of the other directors (who may be a member of the Board of Directors as comprised immediately before the date of this Agreement); provided, however, this provision shall not apply and shall be of no force or effect in the case of (i) any such nominee for whom ISA would be required to provide disclosure pursuant to Regulation S-K Item 401(f) in any filing with the Securities and Exchange Commission or (ii) any nominees, the election of which would result in ISA’s Board not being comprised of a majority of “independent directors,” as such term is defined by NASDAQ Listing Rule 5605. Oliver and Garber agree that they will vote the Proxies in favor of any recommendation of the ISA Board of Directors, as so comprised, requiring shareholder approval.

4.
Succession Planning. Oliver and Garber agree that during the term of the Management Agreement that it might become mutually beneficial for ISA and Algar to enter into discussions concerning the possibility of merging the two companies and/or for ISA to acquire substantially all of the assets of Algar. In the event that a mutually beneficial arms length deal is reached for the merger or asset acquisition, Oliver and Garber agree to cooperate with one another in exercising or voting the Proxies in favor of such a transaction. Furthermore, subject to the limitations set forth at paragraph 9, Oliver and Garber agree to use their best efforts to appoint Garber as Chairman and Chief Executive Officer of the surviving entity.

5.	Term. This Agreement will commence on the Effective Date and shall remain in full force and effect during the term of the Management Agreement.

6.	Modification. This Agreement may not be modified or amended except in a writing signed by both of the parties hereto.

7.	Successor and Assigns. This Agreement shall be binding upon and shall operate for the benefit of the respective heirs, executors, personal representatives and assigns of the parties hereto.

8.
Remedies. It is mutually agreed that there is no adequate remedy at law in favor of either of the parties hereto in the event of a breach of the provisions hereof by any party hereto, and that any party, in addition to all other rights which may be available, shall have the right of specific performance in the event of any breach of or injunction in the event of any threatened breach.

9.
Fiduciary Duties. The parties agree that the obligations set forth in this Agreement are subject to and limited in all respects by any fiduciary duties which either party owes to ISA or its shareholders, and that, if a party’s performance under this Agreement would require the party to breach a fiduciary duty to ISA or its shareholders, the party’s failure to perform shall not be a breach of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written but actually on the date set forth below.

__/s/ Orson Oliver_____________________
ORSON OLIVER

Date:_____12/2/2013__________________

___/s/ Sean Garber ___________________
SEAN GARBER

Date:_____12/2/2013__________________

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